EXHIBIT 99.1

September 28, 2009

To the Shareholders of Vasogen Inc. (“Vasogen”):

Following the filing on July 14, 2009 of Vasogen’s interim unaudited financial statements for the three and six months ended May 31, 2009 and 2008 (the “Six Month Interim Statements”), the following subsequent events occurred:

1.

On August 17, 2009, Vasogen announced it had entered into an arrangement agreement, subject to shareholder and regulatory approvals, with Cervus LP and Cervus GP Ltd. that will reorganize Vasogen pursuant to a plan of arrangement (the “Plan of Arrangement”). Under the Plan of Arrangement, pursuant to a reorganization of the capital of Vasogen, the shareholders of Vasogen will exchange all of the issued and outstanding common shares of Vasogen for an equivalent number of common shares in the capital of 7231971 Canada Inc. (“New Vasogen”). Under the Plan of Arrangement, Vasogen will transfer all its business assets, liabilities and operations, except its tax accounts and certain receivables into Vasogen Subco. This transfer of assets from Vasogen to 7232004 Canada Inc. (“Vasogen Subco”) will represent a transaction with no change in shareholder ownership, and will be accounted for on a continuity of interest basis. As a result of this portion of the transaction, Vasogen will be owned by the former unit holders of Cervus LP. The cash consideration of $7,500,000 paid by Cervus LP and Cervus GP Ltd. will be recorded as a credit to shareholders’ equity. Vasogen Subco will be dissolved as part of the Plan of Arrangement.

2.

On August 17, 2009, Vasogen also announced that it had entered into a definitive agreement, subject to shareholder and regulatory approvals, with IntelliPharmaCeutics Ltd. (“IPC US”) and IntelliPharmaCeutics Corp. (“IPC Opco” and together with IPC US, “IPC”). Subsequent to this transaction with Cervus GP and Cervus Ltd, New Vasogen and IPC will combine their operations pursuant to a series of steps contemplated in the Plan of Arrangement. Pursuant to the Plan of Arrangement, IPC and Vasogen’s operations will be amalgamated to form a company to be known as IntelliPharmaCeutics International Inc.

At the time Vasogen filed its Six Month Interim Statements, a notice to reader was included which indicated that Vasogen’s independent auditors had not reviewed the Six Month Interim Statements. In connection with the transactions contemplated by the Plan of Arrangement it become necessary for Vasogen to have our independent auditors review these statements and include further subsequent events notes to such statements. As a result, Vasogen has today restated its interim consolidated financial statements for the three and six months ended May 31, 2009 and 2008 to reflect the fact that our independent auditors have now reviewed such statements and to reflect the fact of these subsequent events. Vasogen will not amend and restate its management’s discussion and analysis for such periods.

The restated Six Month Interim Statements have been filed at www.sedar.com and on EDGAR.

Yours truly,

(signed) “Christopher J. Waddick

Christopher J. Waddick